POSCO is furnishing under cover of Form 6-K :

Exhibition 99.1 : An English-language translation of documents with respect to Changes in Affiliates (New Affilate)

Changes in Affiliates (New Affiliate)

POSCO Mauritius is a new affiliate company of the POSCO Group. POSCO Australia Pty Ltd., an affiliate of POSCO, owns 100 percent of the total issued and outstanding shares of POSCO Mauritius.

Company to be affiliated:

• Company Name: POSCO Mauritius

• Total Assets (KRW): 22,257,488,000

• Total Shareholders’ Equity (KRW): 22,257,488,000

• Total Liabilities (KRW): -

• Total Capital (KRW): 22,257,488,000

• Current total number of affiliated companies: 143